State Street Global Advisors
20 June 2007

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person State Street
Dealing (Note 1) Global Advisors & Affiliates
Company Dealt In Imperial Chemical Industries PLC
Class of Relevant Security Ord
to Which the Dealings
Being Disclosed
Relate (Note 2)
Date of Dealing 19/06/2007

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in
the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security: Long Short
Number % Number %
(1) Relevant Securities 39828011 3.33219
(2) Derivatives 99460 0.00832 0 0.00000
other than options
(3) Options &
Agreements to
Purchase/Sell
Total 39927471 3.34051 0 0.00000

(b) Interests & Short Positions in Relevant Securities of the Company
(ex.Class Dealt In) (Note 3)

Class of Relevant Security: Long Short
Number % Number %
(1) Relevant Securities
(2) Derivatives
other than options
(3) Options &
Agreements to
Purchase/Sell
Total

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Number of Price
Sale Securities per Unit

SELL 14100 6.41

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD) Long/Short No./Securites Price/Unit
(Note 6) (Note 7) (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name Write,Sell No/Securities Exercise Type
(eg call option) Purchasing, Which the Price (e.g. USA,
Varying etc. Optn Relates European etc)
Relates-Note7

Expiry Date Option Money
Paid/Received
per Unit
(Note 5)

(ii) Exercising

Product Name Number of Exercise
(eg call option) Securities Price per
Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction Details Price / Unit
(Note 8) if applicable
(Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date 20/06/2007
Contact Name Harshil Naik
Telephone Number 020 7698 6213
If Connected EFM N/A
Name of Offeree/Offeror
With Which Connected
If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel’s website at www.thetakeoverpanel.org.uk